Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune WELLNESS SOLUTIONS Inc.

(formerly Neptune Technologies and Bioressources Inc. (note 1))

For the three-month and six-month periods ended September 30, 2018 and 2017 neptune WELLNESS SOLUTIONS inc.

Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

Financial Statements

Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Income (Loss)	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

neptune WELLNESS SOLUTIONS inc.

Consolidated Interim Statements of Financial Position

(Unaudited)

As at September 30, 2018 and March 31, 2018

	September 30,	March 31,
	2018	2018
Assets

Current assets:
Cash and cash equivalents	$18,053,767	$24,287,107
Short-term investment (note 8)	2,350,000	2,350,000
Trade and other receivables	4,939,099	5,590,847
Tax credits receivable	36,840	49,597
Prepaid expenses	737,037	372,944
Inventories (note 5)	6,166,097	5,261,329
Other financial asset (note 14 (a)(ii))	7,945	19,090
	32,290,785	37,930,914

Restricted short-term investment	60,000	60,000
Property, plant and equipment (note 6)	45,421,737	41,809,576
Intangible assets (note 7)	5,053,636	5,307,634
Goodwill	6,750,626	6,750,626
Tax credits recoverable	152,464	152,464
Other financial asset (note 14 (a)(i))	8,611,618	6,585,740
Total assets	$98,340,866	$98,596,954

Liabilities and Equity

Current liabilities:
Trade and other payables	$8,793,414	$6,747,889
Loans and borrowings (note 8)	4,038,967	4,661,356
Deferred revenues	252,985	109,954
	13,085,366	11,519,199

Deferred lease inducements	237,423	267,101
Long-term payable	199,970	249,714
Deferred tax liabilities	119,744	27,170
Total liabilities	13,642,503	12,063,184

Equity:
Share capital (note 9)	130,690,622	128,483,507
Warrants (note 9 (d))	648,820	648,820
Contributed surplus	37,448,213	36,355,549
Accumulated other comprehensive income	2,540,292	525,559
Deficit	(86,629,584)	(79,479,665)
Total equity	84,698,363	86,533,770

Commitments and contingencies (note 15)
Total liabilities and equity	$98,340,866	$98,596,954

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Consolidated Interim Statements of Earnings and Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

	Three-month periods ended		Six-month periods ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Revenue from sales (note 4)	$6,583,406	$6,548,458	$11,481,555	$12,845,484
Royalty revenues	488,049	246,461	758,174	480,249
Total revenues	7,071,455	6,794,919	12,239,729	13,325,733

Cost of sales (note 5)	(4,714,171)	(4,667,053)	(8,389,213)	(8,755,035)
Other cost of sales - impairment loss on inventories (notes 4 and 6)	—	(1,719,362)	—	(1,719,362)
	(4,714,171)	(6,386,415)	(8,389,213)	(10,474,397)
Gross margin	2,357,284	408,504	3,850,516	2,851,336

Research and development expenses	(1,663,946)	(3,179,261)	(3,389,310)	(5,017,216)
Research tax credits and grants	(25,156)	65,757	24,743	109,686
	(1,689,102)	(3,113,504)	(3,364,567)	(4,907,530)
Selling, general and administrative expenses	(3,488,948)	(4,012,955)	(7,341,692)	(7,650,003)
Other income - net gain on sale of assets (note 4)	—	23,871,077	—	23,871,077
Income (loss) from operating activities	(2,820,766)	17,153,122	(6,855,743)	14,164,880

Finance income	69,984	23,373	134,180	47,065
Finance costs (note 10)	(124,042)	(1,074,140)	(335,782)	(1,784,942)
Change in fair value of derivative assets and liabilities	—	21,806	—	309,711
	(54,058)	(1,028,961)	(201,602)	(1,428,166)
Income (loss) before income taxes	(2,874,824)	16,124,161	(7,057,345)	12,736,714

Income tax (expense) recovery	(175,123)	(6,895)	(92,574)	13,197
Net income (loss)	(3,049,947)	16,117,266	(7,149,919)	12,749,911

Other comprehensive income (loss)
Unrealized gains (losses) on investment (note 14 (a)(i))	4,710,166	(9,740)	2,025,878	(41,395)
Net change in unrealized (losses) gains on derivatives designated as cash flow hedges (note 14 (a)(ii))	(5,403)	16,213	(11,145)	37,182
Total other comprehensive income (loss)	4,704,763	6,473	2,014,733	(4,213)

Total comprehensive income (loss)	$1,654,816	$16,123,739	$(5,135,186)	$12,745,698

Net income (loss) attributable to:
Equity holders of the Corporation	$(3,049,947)	$19,073,861	$(7,149,919)	$17,528,255
Non-controlling interest	—	(2,956,595)	—	(4,778,344)
Net income (loss)	$(3,049,947)	$16,117,266	$(7,149,919)	$12,749,911

Total comprehensive income (loss) attributable to:
Equity holders of the Corporation	$1,654,816	$19,080,334	$(5,135,186)	$17,524,042
Non-controlling interest	—	(2,956,595)	—	(4,778,344)
Total comprehensive income (loss)	$1,654,816	$16,123,739	$(5,135,186)	$12,745,698

Basic and diluted income (loss) per share	$(0.04)	$0.24	$(0.09)	$0.22

Basic weighted average number of common shares (note 12)	79,399,624	78,629,292	79,141,424	78,475,045
Diluted weighted average number of common shares (note 12)	79,399,624	78,967,880	79,141,424	78,802,277

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended September 30, 2018 and 2017

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					income (loss)
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cash flow hedges	Deficit	Total
Balance at March 31, 2018	78,804,212	$128,483,507	$648,820	$36,355,549	$506,469	$19,090	$(79,479,665)	$86,533,770

Net loss for the period	–	–	–	–	–	–	(7,149,919)	(7,149,919)
Other comprehensive income (loss) for the period	–	–	–	–	2,025,878	(11,145)	–	2,014,733
Total comprehensive income (loss) for the period	–	–	–	–	2,025,878	(11,145)	(7,149,919)	(5,135,186)

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 11)	–	–	–	1,884,327	–	–	–	1,884,327
DSU released (note 9 (b))	135,557	204,050	–	(204,050)	–	–	–	–
Share options exercised (note 9 (a))	869,674	2,003,065	–	(587,613)	–	–	–	1,415,452
Total contributions by and distribution to equity holders	1,005,231	2,207,115	–	1,092,664	–	–	–	3,299,779

Balance at September 30, 2018	79,809,443	$130,690,622	$648,820	$37,448,213	$2,532,347	$7,945	$(86,629,584)	$84,698,363

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE wellness solutions INC.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

For the six-month periods ended September 30, 2018 and 2017

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
					Accumulated
	Share Capital				other comprehensive				Subsidiary
					income (loss)				warrants,
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cash flow hedges	Deficit	Total	options and other equity	Non- controlling interest	Total	Total equity
Balance at March 31, 2017	77,968,587	$127,201,343	$648,820	$33,335,136	$(420,052)	$(7,298)	$(97,010,523)	$63,747,426	$3,616,864	$7,435,948	$11,052,812	$74,800,238

Net income (loss) for the period	–	–	–	–	–	–	17,528,255	17,528,255	–	(4,778,344)	(4,778,344)	12,749,911
Other comprehensive income (loss) for the period	–	–	–	–	(41,395)	37,182	–	(4,213)	–	–	–	(4,213)
Total comprehensive income (loss) for the period	–	–	–	–	(41,395)	37,182	17,528,255	17,524,042	–	(4,778,344)	(4,778,344)	12,745,698

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 11)	–	–	–	582,128	–	–	–	582,128	330,832	–	330,832	912,960
DSUs released (note 9 (b))	55,944	80,000	–	(80,000)	–	–	–	–	–	–	–	–
Liability settled in shares (note 9 (c))	630,681	848,070	–	–	–	–	–	848,070	–	–	–	848,070
Total contributions by and distribution to equity holders	686,625	928,070	–	502,128	–	–	–	1,430,198	330,832	–	330,832	1,761,030

Changes in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options	–	–	–	1,462,503	–	–	–	1,462,503	(1,462,503)	–	(1,462,503)	–
Convertible debenture interest settled in shares	–	–	–	5,019	–	–	–	5,019	–	51,965	51,965	56,984
Total changes in ownership interest in subsidiaries	–	–	–	1,467,522	–	–	–	1,467,522	(1,462,503)	51,965	(1,410,538)	56,984

Total transactions with equity holders	686,625	928,070	–	1,969,650	–	–	–	2,897,720	(1,131,671)	51,965	(1,079,706)	1,818,014

Balance at September 30, 2017	78,655,212	$128,129,413	$648,820	$35,304,786	$(461,447)	$29,884	$(79,482,268)	$84,169,188	$2,485,193	$2,709,569	$5,194,762	$89,363,950

See accompanying notes to unaudited consolidated interim financial statements.

neptune wellness solutions inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Cash flows (used in) from operating activities:
Net income (loss) for the period	$(3,049,947)	$16,117,266	$(7,149,919)	$12,749,911
Adjustments:
Depreciation of property, plant and equipment	553,150	667,791	1,125,145	1,359,359
Amortization of intangible assets	181,263	227,096	362,526	562,610
Stock-based compensation	859,044	515,618	1,884,327	912,960
Impairment loss on inventories (note 5)	—	1,719,362	—	1,719,362
Recognition of deferred revenues	—	(11,067)	(107,635)	(220,260)
Amortization of deferred lease inducements	(14,839)	(14,839)	(29,678)	(29,677)
Net finance expense	54,058	1,028,961	201,602	1,428,166
Realized foreign exchange loss	(16,562)	(109,249)	(47,398)	(215,307)
Net gain on sale of assets, excluding transaction costs and severances (note 4)	—	(25,462,172)	—	(25,462,172)
Charge on settlement of liability	—	—	—	90,385
Income taxes expense (recovery)	175,123	6,895	92,574	(13,197)
Net loss from sale of property, plant and equipment	—	—	32,333	—
	(1,258,710)	(5,314,338)	(3,636,123)	(7,117,860)
Changes in operating assets and liabilities (note 13 (a))	540,007	9,124,693	659,029	6,739,054
	(718,703)	3,810,355	(2,977,094)	(378,806)
Cash flows (used in) from investing activities:
Maturity of short-term investments	—	244,000	—	507,000
Acquisition of short-term investments	—	(80,000)	—	(184,000)
Proceeds on sale of assets (note 4)	—	43,075,587	—	43,075,587
Interest received	69,984	23,373	134,180	47,065
Acquisition of property, plant and equipment	(1,960,761)	(150,923)	(3,858,746)	(302,305)
Acquisition of intangible assets	(129,416)	(3,572,197)	(153,137)	(3,590,217)
	(2,020,193)	39,539,840	(3,877,703)	39,553,130
Cash flows from (used in) financing activities:
Variation of the bank line of credit (note 13 (c))	80,000	—	100,000	—
Repayment of loans and borrowings (note 13 (c))	(368,485)	(14,972,265)	(736,861)	(16,202,717)
Interest paid	(74,540)	(238,039)	(151,766)	(670,944)
Penalty on debt reimbursement (note 10)	—	(263,483)	—	(263,483)
Settlement of derivative swap agreements	—	(58,999)	—	(58,999)
Issuance of shares costs (note 9 (c))	—	(9,930)	—	(9,930)
Proceeds from exercise of options (note 9 (a))	719,173	—	1,415,452	—
Payment of Acasti public offering transaction costs	—	—	—	(380,765)
Payment of Acasti debt issuance transaction costs	—	—	—	(40,305)
	356,148	(15,542,716)	626,825	(17,627,143)
Foreign exchange loss on cash and cash equivalents held in foreign currencies	(18,382)	(124,488)	(5,368)	(171,842)
Net (decrease) increase in cash and cash equivalents	(2,401,130)	27,682,991	(6,233,340)	21,375,339
Cash and cash equivalents beginning of periods	20,454,897	9,494,711	24,287,107	15,802,363
Cash and cash equivalents end of periods	$18,053,767	$37,177,702	$18,053,767	$37,177,702

Cash and cash equivalents is comprised of:
Cash	$3,012,353	$7,753,082	$3,012,353	$7,753,082
Cash equivalents	15,041,414	29,424,620	15,041,414	29,424,620

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE wellness solutions INC.

Notes to Consolidated interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

1.	Reporting entity:

Neptune Wellness Solutions Inc. (the "Corporation" or "Neptune"), previously known as Neptune Technologies and Bioressources Inc. before September 21, 2018, is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiary, Biodroga Nutraceuticals Inc. ("Biodroga"). The comparative period includes operating results of Acasti Pharma Inc. ("Acasti") until the loss of control of the subsidiary on December 27, 2017. As at September 30, 2018, the investment in Acasti is presented in "Other asset" in the consolidated interim statement of financial position (refer to note 14 (a)). On August 7, 2017, Neptune exited bulk krill oil manufacturing and distribution activities (refer to note 4).

Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added, differentiated science-based products. Currently, the Corporation develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is also preparing to commence production of products for legal cannabis markets.

2.	Basis of preparation:
(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as otherwise disclosed in note 3. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended March 31, 2018.

The consolidated interim financial statements were approved by the Board of Directors on November 13, 2018.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-Based Payment (note 11);
•	Financial asset which is measured at fair value (note 14 (a)(i)); and
•	Derivative hedging financial instrument which is measured at fair value (note 14 (a)(ii)).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiary’s functional currency.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of  economic benefits that will be required to settle matters subject to litigation (note 15);

•	Assessing if performance criteria on options and DSU will be achieved in measuring the stock-based compensation expense; and
•	Assessing the criteria for recognition of tax assets.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets.
3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2018, except as disclosed below.

New standards and interpretations adopted during the six-month period ended September 30, 2018:

(a)	Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. This standard replaces IAS 39, Financial Instruments: Recognition and Measurement.

The adoption of IFRS 9 has not had a significant effect on the Corporation’s accounting policies related to financial liabilities and derivative financial instruments. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

(i)	Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9, a financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. If both of these conditions are not met, a financial asset is measured at fair value through profit or loss unless the Corporation initially designates it at fair value through other comprehensive income or loss when some conditions are respected.

Some assessments have been made on the basis of the facts and circumstances that existed at the date of initial application.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

(ii)	Impairment of financial assets

IFRS 9 replaces the “incurred loss” model in IAS 39 with an “expected credit loss” model. The new impairment model applies to financial assets measured at amortized costs, contracts assets and debt investments at fair value through other comprehensive income or loss, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39. The Corporation establishes an impairment loss allowance using an expected credit loss model, by considering past events, current conditions and forecasts of future economic conditions. There was no material impact on the consolidated financial statements resulting from the adoption of an expected credit loss model.

The following table and the accompanying notes explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Corporation’s financial assets as at March 31, 2018:

	Note	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	New carrying amount under IFRS 9
				$	$

Financial Assets
Cash and cash equivalents		Loans and receivables	Amortized cost	24,287,107	24,287,107
Short-term investments		Loans and receivables	Amortized cost	2,410,000	2,410,000
Trade and other receivables	(1)	Loans and receivables	Amortized cost	5,590,847	5,590,847
Interest rate swap agreement	(2)	Fair value - hedging instrument	Fair value - hedging instrument	19,090	19,090
Investment in Acasti	(3)	Available-for-sale	Fair value through other comprehensive income (loss)	6,585,740	6,585,740

(1)

IFRS 9 requires the Corporation to record expected credit losses on all its trade receivables and other financial assets, either on a 12-month or lifetime basis. The Corporation considered reasonable and supportable information that were relevant and available without undue costs or effort, which includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and insurance. The Corporation determined that there was no impact on its consolidated financial statements.

(2)

IFRS 9 requires the Corporation to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. The hedging relationship designated under IAS 39 met the criteria for hedge accounting under IFRS 9 and is therefore regarded as continuing hedging relationship. The adoption of IFRS 9 had no impact on the Corporation’s hedge accounting.

(3)

On transition, the Corporation may irrevocably designate a financial asset at fair value through other comprehensive income or loss. The Corporation chose to designate the investment in Acasti as an investment in an equity instrument measured at fair value through other comprehensive income (loss). Therefore, there is no impact to opening retained earnings for the change in fair value recorded last year because the change in fair value was already recorded in other comprehensive income. The change in fair value continues to be recognized in other comprehensive income (loss) and will never be reclassified to net income or loss.

(b)	Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 replaces IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when, revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the Standard to licenses of intellectual property.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

The Corporation’s normal business operations consist of offering turnkey solutions and selling krill oil. The accounting policy described in the Corporation’s 2018 annual consolidated financial statements states that all income relating to sale of goods is recognized as revenue on delivery when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The Corporation considers delivery to have occurred upon shipment, or in some cases, upon reception by the customer. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Having completed the five-step analysis, the Corporation identified contracts with customers and performance obligation therein, determined transaction price and confirmed the appropriateness of its revenue recognition policy being at a point in time when control of the assets is transferred to the customer, generally on delivery of the goods, consistent with the practice under IAS 18. The adoption of IFRS 15 did not affect the Corporation’s cash flows from operating, investing or financing activities. Furthermore, the impact on the timing of revenue recognition was not material as the treatment is consistent under IFRS 15 and IAS 18.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under IAS 18. The disclosures are included in note 16. Effective April 1st, 2018, the Corporation adopted IFRS 15 using the cumulative effect transition method, with the effect of adopting this standard recognized on April 1st, 2018, the date of the initial application. Accordingly, the information presented for fiscal year ended March 31, 2018 has not been restated. It remains as previously reported under IAS 18.

(c)	Amendments to IFRS 2, Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Adoption of the amendments to IFRS 2 did not have material impact on the Corporation’s consolidated interim financial statements.

New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three-month and six-month periods ended September 30, 2018 and 2017, and have not been applied in preparing these consolidated interim financial statements.

(a)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The Corporation is currently assessing the extent of the impact of adoption of the standard.

(b)	Income tax:

On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and
•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation intends to adopt the Interpretation in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

4.	Exit of krill oil manufacturing and distribution activities:

On August 7, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker”) concluded an agreement whereby Aker acquired Neptune’s intellectual property, list of customers and krill oil inventory for a cash consideration of $43,075,587 (US$34 million) paid at closing. Under this agreement, Neptune exits bulk krill oil manufacturing and distribution activities and Aker becomes exclusive krill oil supplier to Neptune’s solutions business.

The assets sold were included in the Nutraceutical segment. The disposal of the krill oil manufacturing and distribution activities allows the Corporation to accelerate its efforts to position the Corporation in attractive growth opportunities and product lines such as the medical and wellness cannabis oil extraction project, in line with its growth strategy. The krill oil manufacturing and distribution sales were respectively $0.8 million and $2.1 million for the three-month and six-month periods ended September 30, 2017 and the gross margin on sales, excluding the impairment loss on inventories of $1.7 million, were respectively $0.4 million and $1.2 million for the three-month and six-month periods ended September 30, 2017.

5.	Inventories:

	September 30,	March 31,
	2018	2018

Raw materials	$3,689,767	$3,358,264
Work in progress	944,267	474,057
Finished goods	784,935	675,031
Supplies and spare parts	747,128	753,977
	$6,166,097	$5,261,329

Cost of sales for the three-month period ended September 30, 2018 was comprised of inventory costs of $4,599,227 (2017 - $4,528,627), other costs of $114,944 (2017 - $138,426) and impairment loss on inventories of nil (2017 - $1,719,362).

Cost of sales for the six-month period ended September 30, 2018 was comprised of inventory costs of $8,157,760 (2017 - $8,471,674), other costs of $231,453 (2017 - $283,361) and impairment loss on inventories of nil (2017 - $1,719,362).

6.	Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Net carrying amounts:
March 31, 2018	$228,630	$19,711,328	$21,624,953	$149,896	$94,769	$41,809,576
September 30, 2018	228,630	20,928,913	23,974,614	135,709	153,871	45,421,737

7.	Intangible assets:

	Non-compete	Customer	License	Computer
	agreements	relationships	agreements	software	Total

Net carrying amounts:
March 31, 2018	$102,889	$3,179,233	$1,954,241	$71,271	$5,307,634
September 30, 2018	36,223	2,974,231	1,863,383	179,799	5,053,636

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

8.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	September 30,	March 31,
	2018	2018

Loans and borrowings:

Loan, bearing interest at prime rate plus 2.25% (plus 2.50% before June 12, 2018), secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, tangible and intangible, and reimbursable in monthly principal payments of $89,286 with a final payment of $3,314,276 on December 2018. The interest risk of the loan is mitigated by an interest rate swap. The Corporation is subject to certain financial covenants under this secured loan. As at September 30, 2018, Neptune was in compliance with these financial covenants. The short-term investment of $2,350,000 reserved as pledge for the loan has been completely released on October 25, 2018. Amounts received are net of transaction costs of $197,789.

	$3,369,833	$3,891,077

Balance of purchase price payable to the previous owners of Biodroga bearing interest at 5% until December 2018, reimbursable in quarterly principal payments of $93,750 from March 2016 to September 2018, with a final payment of $74,096. Payments under these agreements are only payable if covenants on the above loan are respected.	74,096	261,596

Authorized bank line of credit of $2,500,000 bearing interest at prime rate plus 0.50%, expiring on July 31, 2019.	590,000	490,000

Finance lease liabilities, interest rate from 6.25% to 7.13%, payable in monthly instalments of $2,345, maturing in November 2018 and March 2019.	5,038	18,683

	4,038,967	4,661,356
Less current portion of loans and borrowings	4,038,967	4,661,356
Loans and borrowings	$—	$—

9.	Capital and other components of equity:
(a)	Share options exercised:

During the six-month period ended September 30, 2018, Neptune issued 869,674 common shares of the Corporation at a weighted average exercise price of $1.63 per common share for a total cash consideration of $1,415,452.

(b)	DSUs released:

During the six-month period ended September 30, 2018, Neptune issued 135,557 common shares of the Corporation to former members of the Board of Directors at a weighted average price of $1.51 per common share for past services.

During the six-month period ended September 30, 2017, Neptune issued 55,944 common shares of the Corporation to former members of the Board of Directors at a weighted average price of $1.43 per common share for past services.

(c)	Liability settled in shares:

On May 9, 2017, Neptune issued 630,681 common shares of the Corporation at a price of $1.35 per common share as final payment of a liability of $858,000 (US$625,000). Total issuance costs related to this transaction amounted to $9,930 and were recorded against share capital.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

(d)	Warrants:

The warrants of the Corporation are composed of the following as at September 30, 2018 and March 31, 2018:

		September 30,		March 31,
		2018		2018
	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants (i)	750,000	$648,820	750,000	$648,820

(i)	Exercise price of $3.37 per share and expiring on December 12, 2019.
10.	Finance costs:

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Interest charges and other finance costs	$(89,098)	$(319,187)	$(283,016)	$(874,688)
Interest expense on unsecured convertible debentures	—	(92,047)	—	(183,093)
Penalty on reimbursement, loss on financing and discounted fees on debt reimbursement (note 4)	—	(565,396)	—	(565,396)
Foreign exchange loss	(34,944)	(97,510)	(52,766)	(161,765)
Finance costs	$(124,042)	$(1,074,140)	$(335,782)	$(1,784,942)

11. Share-based payments:

At September 30, 2018, the Corporation had the following share-based payment arrangements:

(a)	Corporation stock option plan:
(i)	Stock option plan:

The number and weighted average exercise prices of stock options are as follows:

		2018		2017
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2018 and 2017	$1.92	10,091,546	$1.92	3,765,000
Granted	4.56	258,062	1.36	956,407
Exercised (note 9 (a))	1.66	(587,074)	—	—
Forfeited	—	—	1.61	(562,373)
Expired	—	—	2.91	(210,000)
Options outstanding at September 30, 2018 and 2017	$2.00	9,762,534	$1.77	3,949,034

Options exercisable at September 30, 2018 and 2017	$1.93	2,331,473	$1.94	2,296,668

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the periods ended:

	Six-month period ended September 30, 2018	Six-month period ended September 30, 2017

Exercise price	$4.56	$1.36
Share price	$4.81	$1.36
Dividend	‒	‒
Risk-free interest	1.96%	0.92%
Estimated life (years)	3.50	3.46
Expected volatility	54.13%	49.29%

The weighted average fair value of the options granted to employees during the six-month period ended September 30, 2018 is $2.04 (2017 - $0.49). No options were granted to non-employees during the six-month period ended September 30, 2018 (2017 – 200,000).

Stock-based compensation recognized under this plan amounted to $819,378 and $1,774,115, respectively, for the three-month and six-month periods ended September 30, 2018 (2017 - $130,607 and $297,056).

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. As at September 30, 2018, all performance options were vested.

The number and weighted average exercise prices of performance options are as follow:

	2018		2017
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2018 and 2017	$1.55	325,000	$1.55	475,000
Exercised (note 9 (a))	1.55	(282,600)	—	—
Forfeited	—	—	1.55	(100,000)
Options outstanding at September 30, 2018 and 2017	$1.55	42,400	$1.55	375,000

Options exercisable at September 30, 2018 and 2017	$1.55	42,400	$—	—

Stock-based compensation recognized under this plan amounted to nil and $40,942, respectively, for the three-month and six-month periods ended September 30, 2018 (2017 - $38,383 and $17,059).

(b)	Deferred Share Unit (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

	2018		2017
	Weighted		Weighted
	average		average
	share	Number of	share	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April 1, 2018 and 2017	$1.50	570,752	$1.60	425,354
Granted	3.79	19,788	1.27	201,342
Released through the issuance of common shares (note 9 (b))	1.51	(135,557)	1.43	(55,944)
DSUs outstanding at September 30, 2018 and 2017	$1.60	454,983	$1.50	570,752

DSUs exercisable at September 30, 2018 and 2017	$1.42	275,195	$1.52	338,588

Of the 454,983 DSUs outstanding as at September 30, 2018, 160,000 DSUs vest upon achievement of performance conditions to be achieved no later than June 30, 2019, 13,192 DSUs vest upon achievement of performance conditions to be achieved no later than March 31, 2019, 6,596 DSUs vest upon services to be rendered during a period of twelve months from date of grant and 275,195 vested DSUs were granted for past services. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The weighted average fair value of the DSUs granted during the six-month period ended September 30, 2018 was $3.88 (2017 - $1.27).

Stock-based compensation recognized under this plan amounted to $39,666 and $69,270, respectively, for the three-month and six-month periods ended September 30, 2018 (2017 - $51,304 and $268,013).

12.	Income (loss) per share:

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Weighted average number of common shares	79 399 624	78 629 292	79 141 424	78 475 045
Dilutive effect of deferred share units	—	338 588	—	327 232
Weighted average number of diluted shares	79 399 624	78 967 880	79 141 424	78 802 277

Number of anti-dilutive stock options, warrants and deferred share units excluded from diluted earnings per share calculation	11 009 917	5 306 198	11 009 917	5 317 554

Excluded from calculation of the diluted income per share for the three-month and six-month periods ended September 30, 2018 and 2017 is the impact of the stock options, deferred share units and warrants as they would be anti-dilutive.

Stock options, deferred share units and warrants could be dilutive in the future.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

13.	Supplemental cash flow disclosure:
(a)	Changes in operating assets and liabilities:

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Trade and other receivables	$(60,542)	$7,380,044	$651,748	$12,599,590
Tax credits receivable	25,156	(74,857)	12,757	(1,473)
Prepaid expenses	(84,623)	961,845	(364,093)	30,526
Inventories	1,066,651	(3,716,764)	(904,768)	(5,763,294)
Trade and other payables	(595,677)	4,742,562	1,012,719	(137,940)
Deferred revenues	189,042	(168,137)	250,666	11,645
Changes in operating assets and liabilities	$540,007	$9,124,693	$659,029	$6,739,054

(b)	Non-cash transactions:

	September 30,	September 30,
	2018	2017

Acquired property, plant and equipment included in trade and other payables	$1,367,667	$164,949
Intangible assets included in trade and other payables	458,571	269,117
Intangible assets included in long-term payable	199,970	627,485
Liability settlement in shares	—	858,000
Acasti convertible debenture interest paid in shares of subsidiary	—	56,984
Interest payable included in trade and other payables	—	80,220

(c)	Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Cash (used in) provided by financing activities		Non-cash changes
	Balance as at March 31, 2018	Proceeds	Repayments	Accretion of interest	Changes in fair value	Balance as at September 30, 2018

Loan	$3,891,077	$–	$(535,716)	$14,472	$–	$3,369,833
Balance of purchase price	261,596	–	(187,500)	–	–	74,096
Bank line of credit	490,000	100,000	–	–	–	590,000
Finance lease liabilities	18,683	–	(13,645)	–	–	5,038
Total long-term debt	$4,661,356	$100,000	$(736,861)	$14,472	$–	$4,038,967

Interest rate swap asset used for hedging	$(19,090)	$–	$–	$–	$11,145	$(7,945)

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

14.	Financial instruments:
(a)	Financial instruments – carrying values and fair values:

Financial assets and liabilities measured at fair value on a recurring basis are the investment in Acasti and derivative swap agreement.

(i)	Investment in Acasti:

On December 27, 2017, the Corporation determined that it had lost de facto control of its subsidiary Acasti and therefore ceased consolidating Acasti and derecognized the assets and liabilities of its former subsidiary and the non-controlling interest in Acasti. The Corporation recognized its remaining investment in Acasti at the fair value as at that date. The Corporation has 5,064,694 common shares of Acasti. The fair value of the investment in Acasti was determined to be $8,611,618 or $1.70 per share as at September 30, 2018 ($6,585,740 or $1.30 per share as at March 31, 2018). This investment was measured using Acasti’s stock market price, a level 1 input. The change in fair value of the investment amounted to a gain of $4,710,166 and $2,025,878, respectively for the three-month and six-month periods ended September 30, 2018. These gains were recognized in other comprehensive income.

(ii)	Derivative swap agreement:

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting. Details of the interest rate swap is as follows:

	Fixed rate	Notional		September 30,	March 31,
	%	amount	Maturity	2018	2018

Interest rate swap agreement (presented in the current asset)	2.94	$3,482,136	Dec. 27, 2018	$7,945	$19,090

The level 2 fair value determination of the interest rate swap is measured using a generally accepted valuation technique which is the discounted value of the difference between the value of the swap based on variable interest rates (estimated using the yield curve for anticipated interest rates) and the value of the swap based on the swap’s fixed interest rate. The Corporation’s and the counterparty’s credit risk is also taken into consideration in determining fair value. The interest rate swap is decreasing at the same proportion of the debt covered. The change in fair value is recognized in other comprehensive income (loss).

An assumed 1% change in the interest rate would not have a material effect on the net loss.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the short-term investment also approximates its fair value given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

15.	Commitments and contingencies:
(a)	Commitments:
(i)

As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a speciality ingredient. According to this agreement, Neptune has to pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement of 11 years with a corresponding total remaining amount of minimum royalties of $5,666,612 (US$4,390,000).

(ii)

In regards to the Phase 1 capital expenditures to convert the production facility for the extraction of cannabis oil, a total capital expenditure commitment of $191,825 remains as at September 30, 2018. Another capital expenditure of $4,800,000 was approved by the Board for Phase 2 capacity expansion. As at September 30, 2018, Neptune signed various capital expenditure contracts

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017 related to this second investment amounting to $2,232,501 of which $528,881 is included in trade and other payable and $280,163 has been paid.
(iii)	As at September 30, 2018, the Corporation has signed agreements with various partners to execute research and development projects for a total remaining amount of $380,858.
(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments as severance entitlements under his employment contract. The Corporation intends to vigorously defend against this claim. Neptune also filed an additional claim to recover certain amounts from this former officer.

(ii)

Under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

(iii)

The Corporation initiated arbitration against a krill oil customer that owed approximately $4,775,960 (US$3,700,000). The full amount of trade receivable has been written-off in February 2015. This customer is counterclaiming a sum in damages. During the quarter, the counterclaim amount was amended to $188 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim.

The outcome of these and various other claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation. Based on currently available information, no additional provision has been recognised as of September 30, 2018.

16.	Operating segments:

In prior periods and until the loss of control of the subsidiary Acasti on December 27, 2017, the Corporation had two reportable segments which were the Corporation’s strategic business units, the nutraceutical and the cardiovascular segments. The nutraceutical segment that produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids, which includes the results of Biodroga, and the cannabis oil extraction project which began in October 2017 are the strategic business segments of the Corporation.

Information regarding the results of each reportable segment is included below. The cardiovascular results are presented until the loss of control. Performance is measured based on segment income (loss) from operating activities before corporate costs, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) from operating activities before corporate costs is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. A new measure has been added during the three-month and six-month periods ended September 30, 2018, segment income (loss) from operating activities before corporate costs, in order to better reflect the performance of each segment that are reviewed by the Chief Operating Decision Maker. The comparative period has been recast accordingly.

The Sherbrooke facility has been repurposed from the krill oil activities and will be used for the development of unique extractions targeted towards high potential growth segments such as the cannabis industry and therefore, is now presented under the cannabis segment information.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

(a)	Information about reportable segments:

Three-month period ended September 30, 2018:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales and royalties	$7,071,455	$—		$7,071,455
Gross margin	2,357,284	—		2,357,284

Research and development expenses net of credits and grants	(99,010)	(1,590,092)		(1,689,102)
Selling, general and administrative expenses	(1,094,987)	(479,217)		(1,574,204)
Segment income (loss) from operating activities before corporate expenses	1,163,287	(2,069,309)		(906,022)

Unallocated costs:
Corporate general and administrative expenses			$(1,914,744)	(1,914,744)
Net finance costs			(54,058)	(54,058)
Income tax expense			(175,123)	(175,123)
Net loss				(3,049,947)

Depreciation and amortization	(188,012)	(495,181)	(51,220)	(734,413)
Stock-based compensation	(114,290)	(256,447)	(488,307)	(859,044)
Reportable segment assets (1)	24,206,298	45,796,680	28,337,888	98,340,866
Reportable segment liabilities	9,517,314	2,184,225	1,940,964	13,642,503

(1)	The corporate reportable segment assets include the investment in Acasti.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

Three-month period ended September 30, 2017:

				Inter-segment
	Nutraceutical	Cardiovascular	Corporate	eliminations	Total

Revenue from external sales and royalties	$6,794,919	$—		$—	$6,794,919
Gross margin	408,504	—		—	408,504

Research and development expenses net of tax credits and grants	(345,398)	(3,348,813)		580,707	(3,113,504)
Selling, general and administrative expenses	(1,580,128)	(1,036,956)		—	(2,617,084)
Other income - net gain on sale of assets	23,871,077	—		—	23,871,077
Segment income (loss) from operating activities before corporate expenses	22,354,055	(4,385,769)		580,707	18,548,993

Unallocated costs:
Corporate general and administrative expenses			$(1,395,872)		(1,395,872)
Net finance costs			(1,028,961)		(1,028,961)
Income tax expense			(6,895)		(6,895)
Net income					16,117,265

Depreciation and amortization	(710,730)	(666,863)	(98,001)	580,707	(894,887)
Stock-based compensation	(84,499)	(295,324)	(135,795)	—	(515,618)
Reportable segment assets	66,117,465	19,757,417	33,290,238	(11,293,523)	107,871,597
Reportable segment liabilities	11,929,669	4,951,409	1,695,995	(69,426)	18,507,647

Six-month period ended September 30, 2018:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales and royalties	$12,239,729	$—		$12,239,729
Gross margin	3,850,516	—		3,850,516

Research and development expenses net of credits and grants	(185,596)	(3,178,971)		(3,364,567)
Selling, general and administrative expenses	(2,183,340)	(975,555)		(3,158,895)
Segment income (loss) from operating activities before corporate expenses	1,481,580	(4,154,526)		(2,672,946)

Unallocated costs:
Corporate general and administrative expenses			$(4,182,797)	(4,182,797)
Net finance costs			(201,602)	(201,602)
Income tax expense			(92,574)	(92,574)
Net loss				(7,149,919)

Depreciation and amortization	(374,133)	(1,010,558)	(102,980)	(1,487,671)
Stock-based compensation	(243,640)	(524,351)	(1,116,336)	(1,884,327)
Reportable segment assets (1)	24,206,298	45,796,680	28,337,888	98,340,866
Reportable segment liabilities	9,517,314	2,184,225	1,940,964	13,642,503

(1)	The corporate reportable segment assets include the investment in Acasti.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

Six-month period ended September 30, 2017:

				Inter-segment
	Nutraceutical	Cardiovascular	Corporate	eliminations	Total

Revenue from external sales and royalties	$13,325,733	$—		$—	$13,325,733
Gross margin	2,851,336	—		—	2,851,336

Research and development expenses net of tax credits and grants	(737,977)	(5,330,967)		1,161,414	(4,907,530)
Selling, general and administrative expenses	(2,836,348)	(1,853,494)		—	(4,689,842)
Other income - net gain on sale of assets	23,871,077	—		—	23,871,077
Segment income (loss) from operating activities before corporate expenses	23,148,088	(7,184,461)		1,161,414	17,125,041

Unallocated costs:
Corporate general and administrative expenses			$(2,960,161)		(2,960,161)
Net finance costs			(1,428,166)		(1,428,166)
Income taxes recovery			13,197		13,197
Net income					12,749,911

Depreciation and amortization	(1,444,170)	(1,334,794)	(304,421)	1,161,414	(1,921,971)
Stock-based compensation	(153,549)	(330,832)	(428,579)	—	(912,960)
Reportable segment assets	66,117,465	19,757,417	33,290,238	(11,293,523)	107,871,597
Reportable segment liabilities	11,929,669	4,951,409	1,695,995	(69,426)	18,507,647

(b)	Geographical information:

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Three-month period			Three-month period
	ended September 30, 2018			ended September 30, 2017
	Nutraceutical	Royalties	Total revenues	Nutraceutical	Royalties	Total revenues

Canada	$2,207,646	$1,245	$2,208,891	$2,630,303	$—	$2,630,303
United States	3,684,241	486,804	4,171,045	3,395,721	246,461	3,642,182
China	676,744	—	676,744	327,476	—	327,476
Argentina	—	—	—	73,116	—	73,116
Other countries	14,775	—	14,775	121,842	—	121,842
	$6,583,406	$488,049	$7,071,455	$6,548,458	$246,461	$6,794,919

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2018 and 2017

	Six-month period			Six-month period
	ended September 30, 2018			ended September 30, 2017
	Nutraceutical	Royalties	Total revenues	Nutraceutical	Royalties	Total revenues

Canada	$3,989,560	$2,282	$3,991,842	$5,158,029	$—	$5,158,029
United States	6,261,068	755,892	7,016,960	6,423,830	480,249	6,904,079
China	1,056,043	—	1,056,043	327,476	—	327,476
Argentina	—	—	—	197,632	—	197,632
France	—	—	—	467,473	—	467,473
Other countries	174,884	—	174,884	271,044	—	271,044
	$11,481,555	$758,174	$12,239,729	$12,845,484	$480,249	$13,325,733

The Corporation’s property, plant and equipment and intangible assets are mainly located in Canada.

17.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and six-month periods ended September 30, 2018 and 2017:

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Short-term benefits (1)	$562,634	$1,123,111	$1,302,133	$1,923,676
Share-based compensation costs (2)	714,608	369,104	1,580,380	728,961
	$1,277,242	$1,492,215	$2,882,513	$2,652,637

(1)	Amounts of $245,509 and $490,639 respectively are included related to key management personnel of Acasti for the three-month and six-month periods ended September 30, 2017.
(2)	Amounts of $215,318 and $213,889 respectively are included related to key management personnel of Acasti for the three-month and six-month periods ended September 30, 2017.